UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

Αthens, May 14, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces the set up of a new position on a Group level. As of August 1st, 2009, Μr Kevin Copp will be appointed to the newly created position of OTE Group Chief Financial Officer.

Mr Copp will remain member of the Board of Directors of OTE, position that he holds since February 6, 2009.

Short CV of Mr. Copp

Mr Kevin Copp (born in 1964) has been with Deutsche Telekom since 1995 and is currently Senior Vice President, Head of Mergers & Acquisitions of Deutsche Telekom responsible for the Group’s corporate development activities worldwide. Prior to that he was Head of International Legal Affairs of Deutsche Telekom. Mr. Copp holds a Juris Doctor degree from Catholic University in Washington D.C. and a Bachelor of Arts in Foreign Languages from West Chester University, Pennsylvania.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ over 30,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 14, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer